October 9, 2018

Jeremy A. Noble
Senior Vice President and Chief Financial Officer
Markel Corp
4521 Highlwoods Parkway
Glen Allen, Virginia 23060-6148

       Re: Markel Corp
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 23, 2018
           File No. 001-15811

Dear Mr. Noble:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance